May 5, 2008
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc. (“MMC”) revised Preliminary Proxy Statement on Schedule 14A filed April 30, 2008 (File No. 1-33564)
Dear Mr. Owings:
     On behalf of our client, Energy Holdings Limited LLC (“EHL”), we are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) dated May 1, 2008 to G. William Eason, Managing Member of EHL. The comments are repeated below and followed by EHL’s response.
1.	Please provide a statement signed by each of the filing persons listed on the cover of the proxy statement that includes the representations requested at the end of our letter dated April 25, 2008.
     We are providing supplementally to Ms. Blair Petrillo of the Staff a statement signed by all of the filing persons listed on the cover of the proxy statement that confirms:
(i)	their understanding pursuant to Rule 14a-4(c) that discretionary authority conferred with a proxy may not be used to vote upon matters not known by them at the time of this solicitation but which come to their attention a reasonable time before the meeting;

(ii)	their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A; and

(iii)	their acknowledgment that they are responsible for the adequacy and accuracy of the disclosure of the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings, and that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	We note your response to prior comment four from our letter dated April 25, 2008 that Mr. Miller has had “confidential conversations” with stockholders of MMC. Please advise us whether you have begun asking stockholders for proxies. If you have commenced a proxy solicitation, advise us of the exemption upon which you have relied and explain to us the extent to which written materials have been used. We may have additional comments.
     We supplementally advise the Staff that the participants have not begun asking stockholders for proxies and will not begin asking stockholders for proxies until a definitive proxy statement is concurrently or has been previously furnished to the stockholders.
3.	We note your response to prior comment five from our letter dated April 25, 2008 and the revised disclosure on page i of the revised proxy statement. Please clarify whether Mr. Miller resigned his position at the company or whether he was removed by the board of directors. Please disclose when EHL and Mr. Miller began discussions regarding his participation in the proxy solicitation and the reasons Mr. Miller decided to participate given that he had just resigned from the board a month earlier. In particular we note the disclosure that Mr. Miller’s resignation was not due to a disagreement regarding operations, policies or practices.
     We supplementally advise the Staff that Mr. Miller was replaced as CEO of MMC by the MMC Board. Mr. Miller then resigned but was not terminated as an employee of MMC. We are providing supplementally a copy of MMC’s press release dated December 13, 2007. As a result of being replaced as CEO, Mr. Miller thereafter resigned as an employee of MMC. We have clarified the disclosure by changing the third sentence of the seventh paragraph of the letter entitled: “Dear Fellow MMC Stockholders” as follows:
“Mr. Miller was replaced as Chief Executive Officer of MMC on December 9, 2007 by the MMC Board but the MMC Board did not terminate his employment. Mr. Miller then resigned as an employee of MMC on December 18, 2007 as result of being replaced as Chief Executive Officer.”

     We have also revised the last sentence of the eighth paragraph of the letter entitled: “Dear Fellow MMC Stockholders” as follows:
“Many of the original founding stockholders of MMC became concerned about the departure of Mr. Miller from MMC and, during late February and early March 2008, after disclosure of Mr. Miller’s resignation from the MMC Board, began discussing with Mr. Miller his participation with them in a proxy contest to attempt to replace the MMC Board. These MMC founding stockholders then formed EHL on March 4, 2008 for the purpose, among others, of attempting to replace the incumbent MMC Board and in order to enhance and preserve the value of their MMC shares, and Mr. Miller agreed with EHL and Mr. Eason to participate with them in this proxy solicitation. Thereafter, in mid-March, EHL and Mr. Eason prevailed upon Mr. Miller to become one of their Nominees. Mr. Miller decided to seek to again become a member of the MMC Board as he thought he could assist in the growth of MMC with a Board consisting of EHL’s other Nominees with their experience as described in this proxy statement.”
4.	We note your response to prior comment ten from our letter dated April 25, 2008 and the revised disclosure on page two. Please also add such disclosure to the back of the proxy statement under the heading “Other Proposals.”
     The disclosure made in response to prior comment ten from the Staff’s letter dated April 25, 2008 and the resulting disclosure on page two of the revised preliminary proxy statement has been added to the back of the proxy statement under the heading “Other Proposals.”

5.	We have reviewed the supplemental disclosure regarding MMC’s stock price. It appears that the stock price declined steadily from the conclusion of the IPO in June 2007 and continued through March 2008. Given that Mr. Miller was Chief Executive Officer for the majority of this timeframe, please disclose how electing Mr. Miller will restore investor confidence. In addition, in the eighth paragraph on page 6, as requested in prior comment 22 from our letter dated April 25, 2008, please disclose the timeframe during which the 80% decline is being measured. In addition, please disclose the stock price as of a more current date than “toward the end of March 2008.”
     We have revised the disclosure in the eighth paragraph of page 6 as follows:
“MMC’s closing share price has fallen from $9.75 per share on April 20, 2007, the date of MMC’s ten for one reverse stock split, to $1.86 per share on March 25, 2008 and was $2.74 per share on April 30, 2008. Although Mr. Miller was Chief Executive Officer of MMC during the period April 20, 2007 through December 9, 2007, when the share price ranged from $9.75 to $3.63, we believe that electing our Nominees, including Mr. Miller, will enhance investor confidence because our Nominees and Mr. Miller will seek to grow and enhance stockholder value by not collecting fees or other cash or equity compensation for MMC Board service for at least three years, committing to use available MMC resources for completing the upgrade of the existing MMC projects and lowering expenses by closing the New York office.”
6.	Please provide us with your analysis as to how Mr. Hearne meets the independence standard set forth in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. If you conclude that he does not, please disclose that if your slate is elected that the board will not have a majority of independent directors as required by the Nasdaq Marketplace Rules.
     It has now been determined by the Nominees that Mr. Aran will not be elected to an executive officer position with MMC if the Nominees are elected. Mr. Aran will therefore meet the independence standard set forth in Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The proxy material is being revised to disclose that Messrs. Aran, Eason, Trask and Valentine will qualify as independent directors in accordance with the published listing requirements of the NASDAQ Global Market. An amendment to Schedule 13D will reflect this change and will also reflect, pursuant to comment 33 in the Staff’s April 25 letter, that the Nominees intend to replace current management.

     Thank you for your prompt response. Please call me at (212) 408-5371 to let me know whether there will be any further comments.

Sincerely,

Edward P. Smith

Enclosures

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